Prospectus Supplement No. 5 (to Warrant Prospectus dated July 28, 2017) Prospectus Supplement No. 1 (to Resale Prospectus dated December 1, 2017)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-217256 Registration No. 333-221792

124,755,099 Shares

This prospectus supplement updates and supplements (i) the prospectus dated July 28, 2017 (the “Warrant Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-217256) and (ii) the prospectus dated December 1, 2017 (the “Resale Prospectus” and, together with the Warrant Prospectus, the “Prospectuses”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-221792). This prospectus supplement is being filed to update and supplement the information in the Prospectuses with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 27, 2017 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Warrant Prospectus relates to the issuance by us of up to 22,500,000 Ordinary Shares, par value $0.0001 per share (“Ordinary Shares”), upon the exercise of warrants (the “Warrants”) that were originally issued by Capitol Acquisition Corp. III, a Delaware corporation (“Capitol”), in connection with its initial public offering. The Resale Prospectus relates to the offer and sale of 102,255,099 Ordinary Shares by existing holders of the Ordinary Shares named in the Resale Prospectus

This prospectus supplement should be read in conjunction with the Prospectuses. This prospectus supplement updates and supplements the information in the Prospectuses. If there is any inconsistency between the information in the Prospectuses and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Ordinary Shares and Warrants are listed on the New York Stock Exchange under the symbol “CISN” and “CISN WS”, respectively. On December 26, 2017, the closing sale prices of our Ordinary Shares and Warrants were $11.83 and $2.51, respectively.

Investing in our Ordinary Shares involves risks that are described in the “Risk Factors” section beginning on page 8 of the Warrant Prospectus, page 7 of the Resale Prospectus and beginning on page 36 of the Quarterly Report on Form 10-Q, and under similar headings in any further amendments or supplements to the Prospectuses before you decide whether to invest in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectuses or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 27, 2017.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): December 23, 2017

CISION LTD.

(Exact Name of Registrant as Specified in Charter)

Cayman Islands	000-38140	N/A
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

130 East Randolph Street, 7th Floor Chicago, Illinois	60601
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: 866-639-5087

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13c-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.02 Unregistered Sales of Equity Securities.

On December 23, 2017, a group of wholly owned subsidiaries (collectively, “Buyer”) of Cision Ltd. (the “Company”) entered into a share purchase agreement (the “Purchase Agreement”) with Prime Research Group (“Seller”), pursuant to which Buyer has agreed to acquire Seller (the “Acquisition”). As partial consideration for the Acquisition, the Company has agreed to issue to Seller at closing an aggregate of €16.0 million of ordinary shares of the Company, par value $0.001 per share, as determined by the average closing price of the ordinary shares for the preceding 10 trading days prior to closing, and €2.5 million of ordinary shares 18 months after closing, subject to certain reductions in accordance with the Purchase Agreement. The Acquisition is subject to customary closing conditions and is expected to close in January 2018.

The issuance of the Ordinary Shares under the Purchase Agreement will be made in reliance upon an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(a)(2) thereof and the regulations promulgated thereunder. The Company will rely on this exemption from registration based in part on representations made by Seller. No underwriters were involved in the issuance of these ordinary shares.

Item 8.01 Other Items.

On December 26, 2017, the Company issued a press release announcing the signing of the Purchase Agreement relating to the Acquisition, a copy of which is furnished as Exhibit 99.1 hereto and incorporated herein by reference.

Forward-Looking Statements

The Company cautions you that statements included in this current report on Form 8-K that are not a description of historical facts are forward-looking statements that involve risks, uncertainties, assumptions and other factors which, if they do not materialize or prove correct, could cause the Company's results to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding the benefits of the Acquisition. The risks and uncertainties relating to the Company are contained in its periodic filings with the Securities and Exchange Commission. The Company's public filings with the Securities and Exchange Commission are available at www.sec.gov. The Company assumes no obligation to update any forward-looking statement to reflect events or circumstances arising after the date on which it was made.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit	Description
99.1	Press Release dated December 26, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 27, 2017

CISION LTD.

By:	/s/ Jack Pearlstein
Name: Jack Pearlstein
Title: Chief Financial Officer

Exhibit 99.1

Cision Agrees to Acquire PRIME Research

Leading Provider of Data-Driven Software and Services for Communications Professionals Expands Portfolio and Global Footprint

CHICAGO, Dec. 26, 2017 /PRNewswire/ -- Cision (NYSE: CISN) announced today that it has signed a definitive agreement to acquire PRIME Research ("PRIME"), a leading global provider of media measurement and analysis services. By adding PRIME to its portfolio, Cision will expand its comprehensive data-driven offerings that help communications professionals identify influencers, craft meaningful campaigns, and attribute business value to those efforts.

"Earned media often receives less budget than paid and owned media due to the inability to quantify the value of communications and PR programs," said Kevin Akeroyd, Cision CEO. "Adding PRIME's leading media monitoring and analysis capabilities to Cision's portfolio will improve the communicator's ability to measure earned media ROI and better align their campaigns with paid and owned channels."

PRIME provides real-time monitoring and analysis across digital, print, television, radio, and online channels. Its monitoring also includes major social channels, including Facebook, Twitter, Instagram and YouTube. Serving global brands, PRIME brings deep expertise and IP across a number of key vertical markets, including automotive, retail, pharma, financial services, and tech.

"With the breadth of its software, services, and distribution network, Cision provides one of the most comprehensive portfolios in the world to people who work in communications," said Dr. Rainer Mathes, Ph.D., founder and president of PRIME Research." Joining Cision will deliver even more value to our customers as we seek to provide them with the industry's strongest solutions for communication measurement and insights."

The transaction is expected to close in January of 2018. The closing of the transaction is subject to customary closing conditions, including regulatory approval.

About Cision

Cision Ltd. (NYSE: CISN) is a leading global provider of earned media software and services to public relations and marketing communications professionals. Cision's software allows users to identify key influencers, craft and distribute strategic content, and measure meaningful impact. Cision has over 3,000 employees with offices in 15 countries throughout the Americas, EMEA, and APAC. For more information about its award-winning products and services, including the Cision Communications Cloud®, visit www.cision.com and follow Cision on Twitter @Cision.

About PRIME Research

From eight international offices and in over 100 languages, PRIME marries talent with technology to help communicators demonstrate and generate PR value and ROI. The firm integrates, analyzes and evaluates media performance across all channels – social, digital, print and broadcast – to deliver actionable insights and strategic guidance for better communications and business results. PRIME has over 700 employees with offices in the Brazil, China, Germany, Switzerland, the United Kingdom, and the United States.

Media Contacts

Nick Bell

VP, Marketing Communications

CisionPR@cision.com

Danielle Tarp

VP, Blanc & Otus

danielle.tarp@blancandotus.com

Investor Contact

Jack Pearlstein

Chief Financial Officer

Jack.Pearlstein@Cision.com